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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
       PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934




                            HARKEN ENERGY CORPORATION
                                (NAME OF ISSUER)


                            HARKEN ENERGY CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                      5% SENIOR CONVERTIBLE NOTES DUE 2003
                         (TITLE OF CLASS OF SECURITIES)

                                 NOT APPLICABLE
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                LARRY E. CUMMINGS
                       VICE PRESIDENT AND GENERAL COUNSEL
                            HARKEN ENERGY CORPORATION
                         16285 PARK TEN PLACE, SUITE 600
                              HOUSTON, TEXAS 77084
                                 (281) 717-1300

                                 WITH A COPY TO:
                                 BILL GREENHILL
                              HAYNES AND BOONE, LLP
                                 201 MAIN STREET
                                   SUITE 2200
                             FORT WORTH, TEXAS 76102
                                 (817) 347-6602
          (NAME, ADDRESSES AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED
 TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                NOVEMBER 25, 1999
                       (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

                            CALCULATION OF FILING FEE
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
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 TRANSACTION VALUATION                                     AMOUNT OF FILING FEE
 ---------------------                                     --------------------
     $43,750,000(1)                                              $8,750.00
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

(1) For purposes of calculating fee only. The market value of the Notes proposed to be acquired by Harken Energy Corporation was established by multiplying $6,250, the last reported sales price of the Notes as reported on the Luxembourg Stock Exchange on June 30, 1999, by 7,000, the maximum number of Notes that the Company has offered to acquire. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities
      Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
      Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable
Form or Registration No.: Not Applicable
Filing Party: Not Applicable
Date Filed: Not Applicable
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ITEM 1.  SECURITY AND ISSUER

         (a) The issuer of the securities to which this Statement relates is Harken Energy Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 16285 Park Ten Place, Suite 600, Houston, Texas 77084.

         (b) As of the date hereof, there were $85,000,000 aggregate principal amount of the Company's 5% Senior Convertible Notes Due 2003 (the "Notes") outstanding. Upon the terms and subject to the conditions set forth in the Offering Circular dated November 25, 1999 (as the same may be amended or supplemented from time to time, the "Offering Circular") and the related Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1) and
(a)(2), respectively, the Company is offering to accept for exchange up to the maximum amount set forth below each $10,000 principal amount of its 5% Senior
Convertible Notes Due May 26, 2003 (the "Notes") for either (i) 4,000 shares of its Common Stock (the "Common Stock"), $0.01 par value per share (the "Common
Stock Consideration"), or (ii) 1,000 shares of its Series G Convertible
Preferred Stock (the "Preferred Stock"), $1.00 par value per share (the
"Preferred Stock Consideration" and, together with the Common Stock
Consideration, the "Exchange Consideration"), at the election of the holder of the Notes. As of the date of this Offering Circular, Notes in the aggregate principal amount of $85,000,000 are outstanding. The Company will only issue in this exchange up to (i) 6,000,000 shares of Common Stock and (ii) 2,700,000 shares of Preferred Stock in connection with the Exchange Offer; however, the Company may elect, in its sole discretion, to (a) increase the aggregate amount of the Common Stock to be issued in this exchange up to 10,000,000 shares (the
"Common Stock Election") and/or (b) increase the aggregate amount of Preferred
Stock to be issued in this exchange up to 4,500,000 shares (the "Preferred Stock
Election" and, together with the Common Stock Election, the "Elections").
Therefore, the Company will only exchange up to $42,000,000 aggregate principal amount of Notes (or up to $70,000,000 aggregate principal amount of Notes if the Company makes the maximum amount of both of the Elections).

          The Exchange Offer is available only to holders of Notes who are not "U.S. persons" (as defined in Regulation S under the Securities Act of 1933, as amended (the "Securities Act")). Holders of Notes who are U.S. persons are ineligible to participate in the Exchange Offer. The information under the captions "Summary -- The Exchange Offer," "Summary -- Comparison of the Notes and the Preferred Stock," "The Exchange Offer -- Terms of the Exchange Offer;
Number of Notes," "The Exchange Offer -- Restriction on Offerees" and "The
Exchange Offer -- Tenders of Excess Aggregate Principal Amount of Notes" in the
Offering Circular is incorporated herein by reference. To the knowledge of the Company, no officer, director or affiliate of the Company beneficially owns any of the Notes.

         (c) See "Summary -- Comparison of the Notes and the Preferred Stock" and "Price Range and Dividend Policy," which are incorporated herein by reference.

         (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a) The information set forth under the captions "Summary --The
Exchange Offer," "Summary -- Comparison of the Notes and the Preferred Stock,"
"The Exchange Offer -- Terms of the Exchange Offer," and "The Exchange Offer --
Tenders of Excess Aggregate Principal Amount of Notes," in the Offering
Circular, and in Appendix A to the Offering Circular is incorporated herein by reference.

         (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR
AFFILIATE

         The information under the captions "Summary -- The Exchange Offer,"
"Summary -- Comparison of the Notes and the Preferred Stock," "Risk Factors --
Risk Factors Associated with the Exchange Offer" and "Purposes and Effects of the Exchange Offer" in the Offering Circular is incorporated herein by reference.

         Other than as described in this Item, the Company presently has no plans or proposals which relate to or would result in any of the matters listed in Items 3(a) through 3(j) of Schedule 13E-4.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER

         Neither the Company nor, to the best of its knowledge, any of the other persons covered by Item 4 of Schedule 13E-4 has effected any transaction in the Notes during the 40 business days preceding the date of the Offering Circular.


                                        2

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ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
THE ISSUER'S SECURITIES

         Not applicable.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         The information appearing in the Offering Circular under the caption
"The Exchange Offer -- Solicitation of Tenders; Expenses" is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION

         (a) The information set forth in the Offering Circular under the caption "Capitalization" is incorporated herein by reference.

         (b) The information set forth in the Offering Circular under the caption "Capitalization" is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION

         (a) Not Applicable.

         (b) The information set forth under the captions "Available
Information," "Summary -- The Exchange Offer," "Summary --Comparison of the
Notes and the Preferred Stock," "Risk Factors -- Risk Factors Associated with the Exchange Offer," "The Exchange Offer -- Restriction on Offerees," "Selling
Restrictions" and "Definition of U.S. Person Under Regulation S" in the Offering
Circular, and in Appendices A and B to the Offering Circular, is incorporated herein by reference.

         (c) Not Applicable.

         (d) Not Applicable.

         (e) The Offering Circular and the Letter of Transmittal, each of which is filed as an exhibit hereto, are incorporated herein in their entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         (a)(1)   --      Offering Circular dated November 25, 1999

         (a)(2)   --      Form of Letter of Transmittal

         (a)(3)   --      Press release issued November 26, 1999

         (b)              Not applicable

         (c)              None

         (d)              None

         (e)              Not applicable

         (f)              None

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 1999                 HARKEN ENERGY CORPORATION



                                        By: /s/ Larry E. Cummings
                                            -----------------------------------
                                        Name: Larry E. Cummings
                                        Title: Vice President and Secretary



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                                  EXHIBIT INDEX

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
EXHIBIT
NUMBER              EXHIBIT NAME
-------             ------------

99(a)(1)   --       Offering Circular dated November 25, 1999

99(a)(2)   --       Form of Letter of Transmittal

99(a)(3)   --       Press release issued November 26, 1999